UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-69562

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bankers Life Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

303 E Wacker Drive, 5th Floor
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Clark Tucker	205-721-0507	Clark.Tucker@Oysterllc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017-2619
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cheryl Heilman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bankers Life Securiities, Inc., as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bankers Life Securities, Inc.

Statement of Financial Condition

As of December 31, 2025

Bankers Life Securities, Inc.

Table of Contents



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder
Bankers Life Securities, Inc.
Chicago, Illinois

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bankers Life Securities, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2025.

New York, New York
February 27, 2026

Bankers Life Securities, Inc.
Statement of Financial Condition
December 31, 2025

Assets:	
Cash	$ 3,865,360
Receivable from clearing broker	1,137,696
Commissions receivable	205,444
Receivables from registered representatives,	
net of $23,000 credit allowance	251,886
Prepaid expenses	556,740
Income tax assets	59,379
Other assets	1,075
Total assets	$ 6,077,580
Liabilities:	
Accrued registered representative commissions	$ 640,057
Accrued expenses and other liabilities	923,330
Payables to affiliates, net	1,152,181
Total liabilities	$ 2,715,568
Stockholder's equity:	
Common stock, par value of $0.01 per share;	
1,000 shares authorized; 100 shares	
issued and outstanding	1
Additional paid-in capital	22,433,617
Accumulated deficit	(19,071,606)
Total stockholder's equity	3,362,012
Total liabilities and stockholder's equity	$ 6,077,580

The accompanying notes are an integral part
of the financial statements.

1.   Business

Bankers Life Securities, Inc. (the "Company") was incorporated on July 31, 2014 and is a wholly-owned subsidiary of CDOC, Inc. ("CDOC"). CDOC is a wholly-owned subsidiary of CNO Financial Group, Inc. ("CNO").   CNO is a holding company for a group of insurance companies operating throughout the United States.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. The Company was formed for the purpose of offering unaffiliated equity securities and other unaffiliated registered investment products to customers of Bankers Life and Casualty Company ("BLC"), an affiliate of the Company and an indirect wholly-owned subsidiary of CNO. The Company's registration was approved by FINRA on August 19, 2015.

The Company has also entered into a services agreement with BLC whereby the Company, as a registered broker-dealer under the 1934 Act, uses its security-licensed resources to review and provide recommendations to BLC agents to satisfy the required standard of care for securities-based transactions.

2.   Significant Accounting Policies

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

Accounting for Credit Losses

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis.

The accompanying notes are an integral part
of the financial statements.

Cash or Cash Equivalents

Cash and cash equivalents include invested cash and other investments purchased with original maturities of less than three months. Cash and cash equivalents are carried at amortized cost, which approximates fair value.

Receivable from clearing broker

The receivable from clearing broker includes commissions from the sale of mutual funds, variable annuities and other exchange-listed securities and cash on deposit. Trades are generally settled within one business day.   As such, credit losses on amounts due from the clearing broker would be immaterial and no allowance was recorded. The Company continually reviews the credit quality of its counterparties.

Commissions receivable

Commissions receivable consist of amounts owed to the Company resulting from the sale of certain mutual funds and variable annuities which are transacted directly with the mutual fund or insurance company. The Company's commissions and trailing commissions are settled on a monthly/quarterly basis with counterparties. The Company has not experienced a default with the counterparties. As of December 31, 2025, risk of default is considered remote, therefore the allowance for credit losses on commissions and trailing receivable was deemed immaterial and the Company believes the counterparties to be of high credit quality.

Receivables from Registered Representatives, Net

Receivables from registered representatives consists primarily of unpaid fees and agent advances.   Outstanding receivables are evaluated for collectability based on credit quality indicators and the historical recovery rate on similar outstanding receivables. Based on this review process, the Company held an allowance for uncollectible amounts of $23,000 against the outstanding receivable balance as of December 31, 2025. The intent is that these advances and unpaid fees will be repaid from future commissions collected or the registered representative. These accounts are charged-off at 100% if the representative has terminated employment and the advance repayment is in question. Loss history is used to estimate the reserve required for the actively employed representatives.

Income Taxes

Our income tax expense includes deferred income taxes arising from temporary differences between the financial reporting and tax bases of assets and liabilities and net operating loss ("NOL") carryforwards, if applicable. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which temporary

The accompanying notes are an integral part
of the financial statements.

5

differences are expected to be recovered or paid. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period when the changes are enacted.

A reduction of the net carrying amount of deferred tax assets by establishing a valuation allowance is required if, based on the available evidence, it is more likely than not that such assets will not be realized. In assessing the need for a valuation allowance, all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed. This assessment requires significant judgment and considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of carryforward periods, our experience with operating loss and tax credit carryforwards expiring unused, and tax planning strategies. We evaluate the need to establish a valuation allowance for our deferred income tax assets on an ongoing basis. The realization of our deferred tax assets depends upon generating sufficient future taxable income of the appropriate type during the periods in which temporary differences become deductible and before our NOLs expire.

Fair Value

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchy levels are related to the amount of subjectivity associated with the inputs to determine fair value of these assets and are as follows:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market.

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. As of December 31, 2025 the Company has Level 1 investments sold short with a fair value of $55,210. These investments consist of other securities and a mutual fund which are actively traded in open markets and valued based on quoted prices for identical assets in active markets. The value of these securities reflects the unadjusted quoted prices and is categorized as Level 1 within the fair value hierarchy. These securities are subject to fluctuations in market value and the Company regularly evaluates their fair value as part of its risk management process.

Level 2 - Quoted prices for inactive markets or valuation techniques that require observable direct or indirect inputs for substantially the full term of the asset or liability.

Level 3 - Prices or valuation techniques with unobservable inputs significant to the overall fair value estimate.

The accompanying notes are an integral part
of the financial statements.

The Company has no financial assets or liabilities classified as Level 2 or Level 3.

The Company's financial instruments consist primarily of cash, receivables, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Segment Information

The Company operates as a single operating segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker ("CODM"). The Company's CODM is the President, who reviews the Company's results of operations to make decisions about allocating resources and assessing performance based on financial information. The accounting policies used to measure operating results are the same as those described in the summary of Significant Account Policies.

The CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

Adopted Accounting Standards

The Company adopted Accounting Standards Update 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* ("ASU 2023-09") retrospectively effective January 1, 2025. ASU 2023-09 is intended to improve the effectiveness of income tax disclosures by requiring, among other things, the disclosure on an annual basis of: (1) specific categories in the rate reconciliation; and (ii) additional information for reconciling items that meet a quantitative threshold. In addition, ASU 2023-09 requires disclosure (on an annual basis) of the following information about income taxes paid: (i) the amount of income taxes paid (net of refunds received) disaggregated by federal (national), state, and foreign taxes; and (ii) the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions in which income taxes paid (net of refunds received) is equal to or greater than 5 percent of total income taxes paid (net of refunds received). The adoption of ASU 2023-09 modified our disclosures but did not have an impact on the Company's financial position or results of operations.

3.   Regulatory Requirements

Pursuant to the SEC net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $50,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2025, net capital was $2,255,562 or $2,078,205 greater than the minimum requirement. The ratio of aggregate indebtedness to net capital was 1.18 to 1.

The accompanying notes are an integral part
of the financial statements.

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraph (k)(2)(ii) of that rule. The Company also relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 for business activities related to: 1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and 2) providing other services unrelated to customer funds or securities such as suitability reviews to its affiliates and technology platforms to its registered representatives.

4.   Transactions with Affiliates

The Company is included in a management services agreement with BLC and CNO Services, LLC ("Services"), a wholly owned subsidiary of CNO. Pursuant to this agreement, the Company is provided administrative services such as bookkeeping, financial, human resources and information technology services by Services. The Company is charged rent by BLC for its home office space and any branch office locations. As of December 31, 2025, $295,312 was unpaid and included in payables to affiliates on the statement of financial condition.

As a matter of administrative convenience, Services pays for a significant portion of the direct expenses of the Company, such as payroll and general expenses. The Company reimburses Services for these direct expenses. As of December 31, 2025, $530,611 was unpaid and included in payables to affiliates on the statement of financial condition.

BLC issues commission payments to the Company's registered representatives under a paymaster agreement. As of December 31, 2025, the Company owed BLC $724,388 for commission payments issued but not yet reimbursed by the Company which is included in payables to affiliates on the statement of financial condition.

The Company's sales of variable annuity products are executed under a networking agreement with its affiliate, Bankers Life Securities General Agency, Inc., a wholly owned subsidiary of CNO. The Company reflects the commission revenue from variable annuity carriers as a component of revenue. Ten percent of the remaining margin after payment to the registered representatives is paid to Bankers Life Securities General Agency, Inc.. At December 31, 2025, $28,645 was unpaid at December 31, 2025, and included in payables to affiliates on the statement of financial condition.

The Company entered into a services agreement with BLC whereby the Company, as a registered broker-dealer under the 1934 Act, uses its security-licensed resources to review and provide recommendations to BLC agents to satisfy the required standard of care for securities-based transactions. The terms were further amended in 2021 to permit amounts due to either party under the agreement to be netted with or against any other amounts payable from, or owed to, such party under the terms of any other agreement in

The accompanying notes are an integral part
of the financial statements.

effect between the Company and BLC. At December 31, 2025, $426,775 was a receivable from BLC at December 31, 2025, and is included in payables to affiliates on the statement of financial condition.

The Company has entered into a letter agreement with CDOC, whereby it has committed to make sufficient capital contributions to the Company to maintain the Company's net capital above the required minimum net capital under SEC Rule 15c3-1(a)(2)(vi) or as otherwise required by FINRA. The agreement will remain in full force and effect until it is modified or terminated; provided, however, that any modification or termination will not result in the net capital of the Company falling below the required minimum net capital or cause a capital deficiency.

In 2025, the Company required no capital contributions from CDOC.

5. Income Taxes

Pursuant to a tax sharing agreement with CNO, the Company is included in CNO's consolidated federal income tax return and certain state income tax returns.   Under the agreement, income tax is calculated on a separate return basis and settled quarterly in cash. In the event a loss is utilized in the consolidated return, the loss member is reimbursed subject to certain modifications. As of December 31, 2025, the Company had a payable of $31,171 due to affiliates for income utilized in the consolidated return. As of December 31, 2025, the Company had a deferred tax asset of $90,550 related to timing differences.

The components of the Company's federal income tax assets and liabilities are summarized below:

Legal reserve	$ 72,883
Agent allowance for doubtful accounts	4,830
Total federal income tax assets	$ 77,713

The Company has state income tax assets of $12,837 at December 31, 2025

The Company has assessed the recoverability of the federal and state income tax assets and determined it is more likely than not that the benefits from such assets will be realized.

The Company has evaluated its tax positions and has concluded that no unrecognized tax benefits should be recognized in the Company's financial statements related to CNO's open tax years (2016 through 2025). The Company is not aware of any tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will change materially in the next twelve months.

The accompanying notes are an integral part
of the financial statements.

6. Commitments and Contingencies

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties which may provide for general or specific indemnifications. Such contracts include an agreement with a clearing broker-dealer which indemnifies them against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company's exposure under contracts containing such general or specific indemnifications is not currently known as any such exposure would be based on future claims which could be made against the Company. There have been no such claims since the inception of the Company. Management does not anticipate any such claims and expects any risk of loss to be remote.

Pursuant to an agreement between the Company and a clearing broker-dealer, the Company will be required to pay a termination fee in the event it terminates the agreement or if the agreement is terminated for cause. The amount of the termination fee is as follows: $1 million if terminated prior to June 7, 2026; $750,000 if terminated prior to June 7, 2027; $600,000 if terminated prior to June 7, 2028 and $500,000 if terminated prior to June 7, 2029.

As a registered broker-dealer, the Company may be engaged in securities related litigation and other regulatory matters in the normal course of its operations. The status of these legal actions and other regulatory matters is actively monitored by management. The Company recognizes an estimated loss from loss contingencies when we believe it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated.

Legal actions and other regulatory matters are subject to inherent uncertainties, and future events could change management's assessment of the probability or estimated amount of potential losses from pending or threatened legal actions and other regulatory matters.

Based on available information, it is the opinion of management that the ultimate resolution of pending or threatened legal actions, both individually and in the aggregate, will not result in having a material effect on the Company's financial condition at December 31, 2025 or results of operations for the period then ended.

7. Market and Credit Risks

Mutual fund and variable annuity commissions and other fees are vulnerable to adverse market performance and related client behavior. These commissions and fees may also be adversely affected by changes in the regulatory environment.

The accompanying notes are an integral part
of the financial statements.

10

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains cash balances in bank accounts that are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per insured bank. As of December 31, 2025, the Company's cash balances exceeded these FDIC limits by $3,615,360. The Company is exposed to credit risk in the event of the bank's failure; however, it believes the risk of such failure is remote based on the financial strength and stability of the banks where the cash is held. The Company regularly monitors its cash balances and adjusts its banking arrangements to manage and mitigate exposure to credit risks.

8. Subsequent Events

Management has evaluated subsequent events through February 27, 2026, the date the financial statements were available to be issued. No material subsequent events have occurred which would require an adjustment or disclosure to the financial statements.

The accompanying notes are an integral part
of the financial statements.